UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number 001-42260

Powell Max Limited

(Registrant’s Name)

22/F., Euro Trade Centre
13-14 Connaught Road Central,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Resignation of Principal Financial and Accounting Officer

Effective October 21, 2024, Mr. Chun Ho Lam (“Mr. Lam”) resigned as the Chief Financial Officer of Powell Max Limited, a British Virgin Island business company (the “Company”). Mr. Lam’s resignation was for personal reasons and not the result of any disagreement with the Company or its board of directors (the “Board”) on any matter relating to the Company’s operations, policies or practices.

Appointment of Principal Accounting Officer and Principal Financial Officer

To fill the vacancy created by the resignation of Mr. Lam, on October 21, 2024, the Nominating and Corporate Governance Committee (the “Nominating Committee”) of the Board recommended, and the Board appointed Ms. Kam Lai Kwok (“Ms. Kwok”) to serve as the Chief Financial Officer of the Company, effective October 21, 2024.

Ms. Kwok is an associate of the Hong Kong Institute of Certified Public Accountants (formerly known as the Hong Kong Society of Accountants) since January 1997 and has been a fellow member of The Association of Chartered Certified Accountants from November 1996 to December 2022. She has extensive managerial experience in the financial communications and financial printing industry for over 20 years. She served as an executive director of REF Holdings Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited (Stock Code: 1631) during the period between March 2014 and April 2022. During the period between January 2011 and July 2021 and between November 2000 and February 2010, she served as the financial controller and human resources and administration director of REF Financial Press Limited and iOne (Regional) Financial Press Limited, respectively, all of which being financial communications services providers. Ms. Kwok served as a regional financial manager, an accountant and as accounting manager of RR Donnelley Roman Financial Limited, Inter-Cassette (Hong Kong) Limited and The Glorious Sun (Holdings) Limited, respectively during the periods between September 1996 and March 2006, September 1994 and June 1996 and April 1991 and April 1994. Ms. Kwok received a Diploma in Accountancy from The Morrison Hill Technical Institute, Hong Kong in 1982.

In connection with Ms. Kwok’s appointment, the Company and Ms. Kwok entered into an employment agreement, dated October 21, 2024 (the “CFO Employment Agreement”). The CFO Employment Agreement may be terminated by us with or without cause. If the Company terminates the CFO Employment Agreement without cause, the Company will give Ms. Kwok a one-month prior written notice or by payment of one months’ salary in lieu of notice. If, certain events as listed in the CFO Employment Agreement occur, the Company may terminate the CFO Employment Agreement without notice or compensation.

Ms. Kwok is also subject to certain confidentiality and non-competition provisions.

The Company has also entered into an indemnification agreement with Ms. Kwok, pursuant to which the Company agreed to indemnify Ms. Kwok against certain liabilities and expenses that she may incur in connection with claims made by reason of her being the chief financial officer of the Company.

The foregoing description of the principal terms of the CFO Employment Agreement is a general description only, does not purport to be complete, and is qualified in its entirety by reference to the terms of the CFO Employment Agreement attached hereto as Exhibit 10.1, which is incorporated herein by this reference.

There is no family relationship between Ms. Kwok and any of our controlling shareholder and other officers and directors as defined in Item 401 of Regulation S-K. Except for the employment agreement described above, Ms. Kwok has not had any transaction with the Company since the beginning of our last fiscal year.

A press release issued by the Company announcing the Company’s change of chief financial officer is attached hereto as Exhibit 99.1, which is incorporated herein by this reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Employment Agreement, by and between the Company and Ms. Kam Lai Kwok
99.1	Press Release, dated as of October 21, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POWELL MAX LIMITED

By:	/s/ Tsz Kin Wong
Name:	Tsz Kin Wong
Title:	Chairman of the Board, Executive Director and Chief Executive Officer

Date: October 21, 2024

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